SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K
                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                           FOR THE MONTH OF MARCH 2004


                                  OCEAN RIG ASA
                               OCEAN RIG NORWAY AS
                                 OCEAN RIG 1 AS
                                 OCEAN RIG 2 AS
           (EXACT NAME OF EACH REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                 NOT APPLICABLE
                (TRANSLATION OF REGISTRANTS' NAMES INTO ENGLISH)


                               KOPPHOLEN 4 (FORUS)
                                 NO-4313 SANDNES
                                     NORWAY
                               011-47-51-96-90-00
              (ADDRESS OF REGISTRANTS' PRINCIPAL EXECUTIVE OFFICES)


             Indicate by check mark whether the registrant files or
          will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F [X] Form 40-F [ ]
                Indicate by check mark whether the registrant by
        furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule
              12g3-2(b) under the Securities Exchange Act of 1934.
                                    Yes No x
               If "Yes" is marked, indicate below the file number
      assigned to the registrant in connection with Rule 12g3-2(b): 82-____


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 9, 2004

                        OCEAN RIG ASA



                        By: /s/ Erling Meinich-Bach
                           -----------------------------------------------
                            Erling Meinich-Bache
                            Senior Vice-President, Accounting

                        OCEAN RIG NORWAY AS



                        By: /s/ Erling Meinich-Bach
                           -----------------------------------------------
                            Erling Meinich-Bache
                            Senior Vice-President, Accounting


                        OCEAN RIG 1 AS



                        By: /s/ Erling Meinich-Bach
                           -----------------------------------------------
                            Erling Meinich-Bache
                            Senior Vice-President, Accounting


                        OCEAN RIG 2 AS



                        By: /s/ Erling Meinich-Bach
                           -----------------------------------------------
                            Erling Meinich-Bache
                            Senior Vice-President, Accounting



                                       2
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                                  OCEAN RIG ASA
                                AND SUBSIDIARIES

                                  SEC FORM 6-K
                                   MARCH 2004

                                TABLE OF CONTENTS

EXHIBIT                      DESCRIPTION                              PAGES
NUMBERED

Exhibit I                    Press Release, 9 December 2003
                             OCR - NEW OPTION EXERCISED
                             EXXONMOBIL HAS EXERCISED THE 6TH OPTION WELL
                             FOR LEIV EIRIKSSON................................1

Exhibit II                   Press Release, 2 February 2004
                             OCR - EXERCISE OF OPTIONS
                             EXERCISE OF OPTIONS GRANTED TO BOARD OF DIRECTORS
                             AND MANAGEMENt....................................2

Exhibit III                  Press Release, 4 February 2004
                             OCR - INCREASED CAPITAL
                             CONVERSION OF MANDATORY CONVERTIBLE BONDS.........3

Exhibit IV                   Press Release, 16 February 2004
                             OCEAN RIG ASA - FOURTH QUARTER PRESENTATION.......4

Exhibit V                    Press Release, 17 February 2004
                             OCR - REPORT FOR THE FOURTH QUARTER 2003..........5

Exhibit VI                   Press Release, 17 February 2004
                             OCR - COMPANY PRESENTATION
                             OCEAN RIG PRESENTATION - MARKET AND
                             COMPANY UPDATE...................................18

Exhibit VII                  Press Release, 18 February 2004
                             OCR - OPTIONS TO MANAGEMENT
                             OPTIONS AWARDED TO  NEW MEMBERS OF MGMT..........19

Exhibit VIII                 Press Release, 23 February 2004
                             OCR - INCREASED CAPITAL
                             REGISTRATION OF CAPITAL INCREASE.................20

Exhibit IX                   Press Release, 3 March 2004
                             OCR - EXERCISE OF OPTIONS
                             EXERCISE OF OPTIONS GRANTED TO BOARD OF
                             DIRECTORS AND MANAGEMENT.........................21


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